UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 3, 2006

Commission File Number 1-32591

SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)

Room 503, 5/F, Lucky Commercial Center
103 Des Voeux Road West
Hong Kong
China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation, dated January 3, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: January 3, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit 1

                    Seaspan Corporation
                    Room 503, 5/F, Lucky Commercial Center
                    103 Des Voeux Road West
                    Hong Kong, China

                    c/o 2600 - 200 Granville Street
                    Vancouver, BC
                    Canada V6C 1S4
                    Tel: 604-482-8777
                    Fax: 604-648-9782
                    www.seaspancorp.com

SEASPAN CORPORATION ANNOUNCES DELIVERY OF NEW VESSEL

Dubai Express Delivered on January 3, 2006

Hong Kong, China, January 3, 2006 - Seaspan Corporation (“Seaspan”) (NYSE: SSW) today announced the delivery of its fourteenth ship, the Dubai Express. The 4250 TEU vessel, which was built by Samsung Heavy Industries Co. Ltd., was delivered approximately ten weeks ahead of its contractual delivery date.

The Dubai Express is the second of nine Seaspan vessels to be chartered to CP USA, a subsidiary of CP Ships Ltd.

“We are pleased to announce the delivery of the Dubai Express in line with the target date announced on our last quarterly earnings call,” said Gerry Wang, Chief Executive Officer of Seaspan. “We are pleased that Samsung continues to complete our vessels well ahead of their contractual delivery dates.”

Seaspan also received notice of expected delivery for the second 4250 TEU vessel to be delivered this year, the Jakarta Express. The containership is scheduled to join the Seaspan fleet on February 21, 2006 and would grow the total fleet to 15 ships, and the number of vessels contracted to CP USA to three.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan currently owns a fleet of 14 containerships consisting of twelve 4250 TEU vessels and two 8500 TEU vessels. Over approximately the next 20 months, Seaspan will acquire nine vessels consisting of seven 4250 TEU vessels and two 9600 TEU vessels.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

Contacts:

Seaspan Corporation
Mr. Kevin M. Kennedy
Chief Financial Officer
(604) 482-8777
Fax: (604) 648-9782
www.seaspancorp.com

OR

Brunswick Group LLP
Nina Devlin
(212) 333-3810

OR

Brunswick Group LLP
Erin Moore
(212) 333-3810

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